CORRESP for the SEC letter of the Registration Satement on Form S-1

Achison INC
CIK: 0001672571
3906 Main Street, 207
Flushing, NY11354

November 13, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549

Attention:
     Folake Ayoola
     Stacie Gorman
     Paul Cline
     Wilson Lee

Re: Achison Inc
    Amendment No. 3 to Registration Satement on Form S-1
    Filed September 22, 2016
    File No. 333-211051

The follow contents are in response to the SEC letter on October 19, 2016 for the Registration Satement on Form S-1:

General

1. We note your response to our prior comment 2 and your revised disclosure that you are "an emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please revise your registration statement to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Corporation doesn.t need an emerging growth company status, so the Corporation decide to give up its emerging growth company status. We remove that "The Corporation is an emerging growth company."

2. We note your response to our prior comment 4 where you state that you do not "have any [plans] for merger and acquisition in the future." In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Please see the amended contents of the Forepart the Prospectus 3on page 3 of the Form S-1/A in November 13, 2016.

3. We have reviewed your response to our prior comment 5. We note that you have nominal operations and, as of June 30, 2016, you had $196 in cash and cash equivalents, $2,207 in total assets, and $100 in revenues. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus, as applicable, to indicate your shell company status. Also include the undertaking required by Item 512(a)(6) of Regulation S-K.

Please see the amended contents of the Forepart the Prospectus 7 on page 3 of the Form S-1/A in November 13, 2016.

Please see the amended contents of the Prospectus Summary 2 on page 6 of the Form S-1/A in November 13, 2016.

Please see the amended contents of the Undertaking on page 29 of the Form S-1/A in November 13, 2016.

Cover Page of Registration Statement

4. We note your response to our prior comment 7 and your revised disclosure that "the date on which the offer expires will be 25 days after the Form S-1 will be effective." Please revise your disclosure to delete this statement or confirm that, once the offering expires on the 25th day after effectiveness of the registration statement, you will file a post-effective amendment to deregister all unsold securities under the registration statement. If there were no sales made pursuant to the registration statement with those 25 days, please confirm that you will file an application to withdraw the registration statement pursuant to Rule 477 of the Securities Act. If you intend to continue to use the registration statement beyond the 25th day, please indicate by check mark that the securities being registered are to be offered on a continuous basis pursuant to Rule 415 under the Securities Act. Also include the undertakings required by Item 512(a) of Regulation S-K.

We removedthat "the date on which the offer expires will be 25 days after the Form S-1 will be effective."

5. Please delete the table after the delaying amendment disclosure.

We deleted the table after the delaying amendment disclosure.

Prospectus Cover Page

6. We note your response to our prior comment 8. We further note your disclosure in the use of proceeds section that "there is no minimum amount of proceeds that must be raised before the Corporation may use the proceeds of the offering." Please revise your disclosure on the prospectus cover page to indicate that this is a "best efforts offering." Additionally, please revise to indicate whether there are any arrangements to place the funds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8) of Regulation S-K.

Please see Please see the Cover Page8 on page 3 of the Form S-1/A in November 13, 2016.

Please see Please see the Use of Proceeds 4 and 10on page 7 of the Form S-1/A in November 13, 2016.

Prospectus Summary, page 6

7. We have reviewed your response to our prior comment 11. We do not believe you have provided reasonable basis for your disclosure that you will achieve a "3%-5% Annual Average Asset Return with low risk" pursuant to Item 10(b) of Regulation S-K. Please delete the disclosure here and throughout the document.

We deleted that we will achieve a "3%-5% Annual Average Asset Return with low risk" in Prospectus Summary and throughout the document.

8. Please revise your disclosure to discuss what you mean by "spot gold" and "spot silver."

The spot gold is the physical gold, and the spot silver is the physical silver.

Please see the Prospectus Summary5 on page 6 of the Form S-1/A in November 13, 2016.

9. We note your disclosure on page 22 where you state that "there aren't any conflicts of interest associated with running multiple businesses in the same industry." Please revise your disclosure to discuss all commitments of senior management, including how their time will be allocated between you, Lansdale, Inc., Blueville, Inc. and any other commitments. Also provide detailed disclosure on the procedures, if any, whereby investment opportunities are allocated among the competing entities.

Please see the Prospectus Summary 10 on page 6 of the Form S-1/A in November 13, 2016.

BluevilleInc is the managing company of all our public companies and our holding companies. All senior management's time will be allocated to Blueville Inc. BluevilleInc will manage all these companies, and the senior management's time will be allocated to each company according their need.

All our public companies will in trading in different markets, so the investment opportunities of each my public company will be decided by their markets.

Risk Factors, page 6

10. We note your disclosure in Note 2 to the financial statements where you state that, "[d]ue to the limited level of operations, the Company has not had to make material assumptions or estimates other than the assumption that the Company is a going concern." Please revise your disclosure in this section to discuss the risks related to the going concern opinion.

We changed the auditor. We removed that "[d]ue to the limited level of operations, the Company has not had to make material assumptions or estimates other than the assumption that the Company is a going concern."

11. Please revise your disclosure to provide the risks related to your management's lack of experience in the gold and silver trading business, including their lack of experience in running a public company.

Please see the Risk Factors 9 and 10 on page 7 of the Form S-1/A in November 13, 2016.

12. We note your disclosure that you "will try to raise funds in the future by some ways, to reduce the dependence on Lansdale Inc." To the extent you intend to raise funds in the future through the sale of stock, please discuss material risks related to the dilution that would be absorbed by existing security holders.

Please see the Risk Factors 2(6) on page 6 of the Form S-1/A in November 13, 2016.

Use of Proceeds, page 7

13. We refer to your third paragraph where you indicate that "if substantially less than the maximum proceeds are obtained, the priorities order that the proceeds will be used to p... any necessary expenditure." Please revise to give examples of these expenditures.

Please see the Use of Proceeds 3(1) on page 7 of the Form S-1/A in November 13, 2016.

14. We refer to your paragraph 5 where you state that "there isn't material amount of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering." We further note your disclosure on page 5 that "Lansdale will continue to raise funds by any ways..." Please tell us whether Lansdale has raised any funds for you since inception. If so, please revise your disclosure to provide amounts and dates.

Now, Lansdale Inc didn't raise funds for the Corporation since its inception. Lansdale Inc will grant fund for the Corporation in the future.

Plan of Distribution, page 8

15. We note your response to our prior comment 13 where you state that "WanjunXie isn't subject to a statutory disqualification. WanjunXiedon't have any commissions or remuneration for this offering. WanjunXie isn't a broker-dealer. WanjunXie meets all conditions of the Safe Harbor for sales of Securities by officers." Please revise your disclosure to include these representations. Refer to Rule 3a4-1 of the Exchange Act.

Please see the Plan of Distribution 7on page 9 of the Form S-1/A in November 13, 2016.

16. We note your response to our prior comment 13 where you state that "Lansdale Inc will be only a buyer of these securiti..." We further note your disclosure in the summary section of the prospectus where you state that "Lansdale Inc. will continue to raise additional funds by any ways and continue to support the Corporation by granting funds or making loans without interest" and your disclosure in the "certain relationships and related transaction" section where you state that "[a]fter the registering in SEC will be effective, Lansdale Inc will purchase 96,000,000,000 Class A common shares of AchisonInc, it will be about 96% shares of Achison Inc. Lansdale Inc will pay the purchase by cash.' We refer you to the Amended Promising Letter filed as Exhibit 10 to the registration statement where Lansdale represented that it will continue to support you while your share price is less than $20/share and it will have no obligation to support you once your share price is more than $20/share. Please tell us whether the 96 billion common shares Lansdale intends to purchase from you will be in exchange for the grants and/or loans Lansdale makes to you. If so, please revise your disclosure to so state.

Please see the Plan of Distribution 8on page 9 of the Form S-1/A in November 13, 2016.

The Underwriters' Compensation and the offering Expenses, page 8

17. We note your disclosure that '[t]his is the table that sets out the nature of the underwriters' compensation and the amount of discounts and commissions to be paid to the underwriter for each security and in total." Please revise to provide the table or delete the disclosure.

We removed that "this is the table that sets out the nature of the underwriters' compensation and the amount of discounts and commissions to be paid to the underwriter for each security and in total."

Description of Securities to be registered, page 8

18. We note your disclosure that "the security has the cumulative voting rights." Please revise your disclosure to describe these rights and any conditions precedent to the exercise thereof.

We removed that "the security has the cumulative voting rights."

Please see the Description of Securities to be Registered 1(5)on page 9 of the Form S-1/A in November 13, 2016.

Interests of Named Experts and Counsel, page 9

19. Please revise to include legal counsel.

Please see the Interest of Named Experts and Counsel 2 on page 10 of the Form S-1/A in November 13, 2016.

Description of Business, page 9

20. We note your disclosure that you will use BullionVault System to be the trading vehicle. Please revise your disclosure to provide the brokerage fees and commission.

Please see the Description of Business 5 on page 10 of the Form S-1/A in November 13, 2016.

21. We note your disclosure that "the physical gold and silver will be stored in the professional storages in London, New York, Toronto, Zurich and Singapore." Please revise your disclosure to discuss the regulation of the warehouses, what controls are in place to ensure the commodities are safe, costs of warehousing, and whether the commodities will be insured, e.g., by the warehouse or by you. To the extent you have optional inspection rights, please so state.

Please see the Description of Business 9 on page 10 of the Form S-1/A in November 13, 2016.

Exhibits and Financial Statement Schedules, page 23

Exhibit 5

22. We refer to paragraph 3 where counsel states that it has assumed the legal competence or capacity of persons or entities to complete the execution of document. (Emphasis added). Please have counsel revise the opinion to delete the reference to "entities" or to carve out registrant.

Please see the Exhibit 5 on page 29 of the Form S-1/A in November 13, 2016.

23. We note assumptions (ii), (iii) and (iv) in paragraph 6. Counsel's opinion indicates that "the Registered Securities will be, when sold pursuant to the Prospectus, validly issu..." As such, the assumptions assume away the material facts underlying the opinion. Please have counsel delete these assumptions. Refer to Staff Legal Bulletin 19 (October 14, 2011) for guidance.

Please see the Exhibit 5 on page 29 of the Form S-1/A in November 13, 2016.

24. We note assumption (vii) in paragraph 7. Please have counsel revise the legal opinion to clarify that, as of the date of the opinion, you have a sufficient number of authorized shares.

Please see the Exhibit 5 on page 29 of the Form S-1/A in November 13, 2016.

25. We refer to the penultimate paragraph of the legal opinion where counsel states that "[t]his legal opinion has been prepared for the Company's benefit as an exhibit to the Company's Registration Statement already filed with SEC and may be relied upon by you and by persons entitled to rely upon the same pursuant to the applicable provisions of the Act solely for such purpose." (Emphasis added) It is unclear whether the reference to "persons" means purchasers of the securities in the offering. Please revise to delete this paragraph or revise to make clear that purchasers of the securities in the offering are entitled to rely on the opinion.

Please see the Exhibit 5 on page 29 of the Form S-1/A in November 13, 2016.

Wanjun Xie
Wanjun Xie

President
Achison Inc
Date: November 13, 2016